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18006305

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 16 2018

Washington, DC

SEC FILE NUMBER
8-49349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kipling Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shoreline, Hwy., Suite 200B, Mill Valley, CA

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Randall Bigony 561-619-3574

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP

(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200 (Address) Walnut Creek (City) California (State) 94596 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E/B

OATH OR AFFIRMATION

I, F. Randall Bigony, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kipling Capital, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SEE ATTACHED FOR NOTARIAL WORDING & SEAL

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Nevada)

On 03/14/2018 before me, Teddi Mendoza, Notary Public
(insert name and title of the officer)

personally appeared Fredrick Randall Bigony,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

TEDDI MENDOZA
Comm. # 2213727
Notary Public California
Nevada County
My Comm. Expires Sept. 11, 2021

Signature [signature] **(Seal)**

Kipling Capital, Inc.
December 31, 2017
Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kipling Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Kipling Capital, Inc.'s auditor since 2007.
Walnut Creek, California
March 14, 2018

Kipling Capital, Inc.
Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	582,036
Accounts receivable		1,272,846
Other assets		64,311
Property and equipment, net of $300,795 accumulated depreciation		55,995
Total Assets	$	1,975,188

Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	54,603
State taxes payable		18,886
Deferred rent		16,741
Deferred revenue		2,277
Total Liabilities	$	92,507
Stockholders' Equity		
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)	$	4,100
Retained earnings		1,878,581
Total Stockholders' Equity		1,882,681
Total Liabilities and Stockholders' Equity	$	1,975,188

See accompanying notes.

Kipling Capital, Inc.
Statement of Income

For the Year Ended December 31, 2017

Revenue	
Commission revenue	$ 2,267,348
Carried interest income	2,092,749
Investor servicing fees	1,035,546
Interest and other income	41,162
Total Revenue	5,436,805
Operating Expenses	
Compensation and benefits	1,100,969
Other Operating expenses	228,842
Rent	180,169
Professional fees	106,955
Marketing	89,625
Depreciation	39,026
Regulatory fees	22,546
Total Expenses	1,768,132
Income Before Income Taxes	3,668,673
Income taxes	36,841
Net Income	$ 3,631,832

See accompanying notes.

Kipling Capital, Inc.
Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2017

		Common Stock		Retained Earnings		Total
January 01, 2017	$	4,100	$	1,646,749	$	1,650,849
Distributions		-		(3,400,000)		(3,400,000)
Net income		-		3,631,832		3,631,832
December 31, 2017	$	4,100	$	1,878,581	$	1,882,681

See accompanying notes.

Kipling Capital, Inc.
Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net income	3,631,832
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	39,026
(Increase) decrease in:	
Accounts receivable	(260,358)
Other assets	15,030
Increase (decrease) in:	
Accounts payable and accrued expenses	(5,560)
State taxes payable	18,886
Deferred rent	(17,904)
Deferred revenue	211
Net Cash Provided by Operating Activities	3,421,163
Cash Flows from Investing Activities	
Purchases of property and equipment	(3,229)
Net Cash Used in Investing Activities	(3,229)
Cash Flows from Financing Activities	
Distributions	(3,400,000)
Net Cash Used in Financing Activities	(3,400,000)
Net Increase in Cash and Cash Equivalents	17,934
Cash and cash equivalents at beginning of year	564,102
Cash and Cash Equivalents at End of Year	582,036

Supplemental Disclosures:

Taxes paid	211

See accompanying notes.

Kipling Capital, Inc.
Notes to the Financial Statements

December 31, 2017

1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs. Compensation is received pursuant to selling agreements and solely for the offering and sale of securities. Compensation consists of placement fees earned when commitments are accepted, capital contributions are made or at the end of an investment period ("Commission revenue"), plus a trailing commission earned on a monthly or quarterly basis ("Investor servicing fee"), plus a percentage of the profits earned by the managers of certain direct participation programs ("Carried interest income"). The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash and cash equivalents. As of December 31, 2017, all cash and cash equivalents were held in bank checking or money market accounts.

Accounts Receivable

Accounts receivable represents amounts earned per agreement that have not yet been collected. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment

Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

Revenue Recognition

The Company recognizes revenue on the accrual basis of accounting. Commission revenue is earned upon the success of a predetermined specified event pursuant to the terms of the selling agreements and recognized when the income is reasonably determinable. Investor servicing fee income is earned pursuant to the terms of the selling agreements and is estimated and accrued on a monthly basis. Carried interest income is earned upon the success of a predetermined specified event and recognized when the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2013.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at Kipling Capital, Inc. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $36,841.

3. Risk Concentrations

At December 31, 2017, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $332,036.

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 42% of revenue was generated from three customers and 77% of accounts receivable is due from three customers.

4. Related Party Transactions

Kipling Investors, LLC ("Kipling Investors"), a commonly owned entity, invests in various projects promoted by the Company on the same terms and conditions as the Company's customers. Some of the members of Kipling Investors are also stockholders of the Company. The Company earns certain fees and commissions from investments made by Kipling Investors. During 2017, approximately $53,757 of revenue was earned from capital committed by the common owners of Kipling Investors.

The stockholders of the Company incur out of pocket expenses that are reimbursed by the Company. At December 31, 2017, the Company owed $6,491 to the stockholders for these advances which are included in accounts payable and accrued expenses.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $489,529 which exceeded the requirement of $483,362.

6. Lease Obligations

The Company leases office space in Mill Valley, California and Palm Beach Gardens, Florida. The California lease term began on February 1, 2014 and expires on January 31, 2019. The Florida lease was signed on September 18, 2015 for a lease term starting November 9, 2014 and expires on February 28, 2019. The future annual minimum lease payments are as follows:

Year	CA Lease Obligation	FL Lease Obligation	TOTAL Obligation
2018	$ 133,270	$ 39,010	$ 172,280
2019	11,130	6,709	17,839
	$ 144,400	$ 45,719	$ 190,119

As of December 31, 2017, there was deferred rent of $16,741.

7. Recently Issued Accounting Pronouncement

ASU 2014-9 Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard and all subsequent amendments on our financial statements and have not elected a transition method.

ASU 2016-02 Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

ASU 2016-13 Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

8. Subsequent Events

The Company has evaluated subsequent events through March 14, 2018, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Kipling Capital, Inc.
Schedule I

For the Year Ended December 31, 2017

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Net Capital		
Total stockholders' equity	$	1,882,681
Less: Non-allowable assets		
Accounts receivable		1,272,846
Other assets		64,311
Property and equipment, net		55,995
Total non-allowable assets		1,393,152
Net Capital		489,529
Net minimum capital requirement of 6 $^{2}/_{3}$% of aggregate indebtedness of $92,507 or $5,000, whichever is greater		6,167
Excess Net Capital	$	483,362

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2017)

There are no material differences noted in the Company's net capital computations at December 31, 2017.

Kipling Capital, Inc.
Schedule II

For the Year Ended December 31, 2017

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).
All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See accompanying notes.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Kipling Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 14, 2018

March 5, 2018

SEA 15c3-3 Exemption Report

I, F. Randal Bigony, COO of Kipling Capital, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

F. Randall Bigony, COO
Kipling Capital, Inc.

Kipling Capital, Inc.

Annual Audit Report
December 31, 2017